April 18, 2005
via facsimile and U.S. mail

Mr. Rodrigo Romo
SEC and Legal Counsel
Cream Minerals Ltd.
570 Granville Street, Suite 1400
Vancouver, British Columbia
Canada	A1

	Re:	Cream Minerals Ltd.
		Form 20-F, filed September 30, 2004
		File No. 000-29870

Dear Mr. Romo:

      We have reviewed the above filing and have the following engineering comments. Our review has been limited to the areas
identified below.   Please provide us a response to the comments
and
include the appropriate disclosure in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

General

1. For the properties, provide the disclosures in future filings as required by Industry Guide 7 (b). In particular, provide:
* The location and means of access to the properties.
* Any conditions that must be met in order to obtain or retain title to the property.
* A brief description of the rock formations and mineralization of existing or potential economic significance on the properties.
* A description of the present condition of the properties.
* A description of any work completed on the properties.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the properties.
* The total cost of the properties incurred to date and planned future costs.
* The source of power that can be utilized at the properties.
* If applicable, provide a clear statement that the properties are without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7 (b) (1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

2. Insert a small-scale map showing the location, access and political boundaries adjacent to the properties in future filings. Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.

Geological Setting, Page 18

3. This document contains far too much detailed technical information, which tends to obscure what is important to the average investor. In future filings perform the following:
* Present information in clear, concise sections, paragraphs, and sentences easily understandable to the average reader.
* Whenever possible, use short explanatory sentences and bullet lists.
* Avoid highly technical terminology.
* Use descriptive headings and subheadings.
* Minimize repetitive disclosure that increases the size of the document but does not enhance the quality of the information.

Mineralization, Page 21

4. The fifth paragraph of the section discloses some undefined and grab samples. As a general checklist, when reporting the results of sampling and chemical analyses:
* Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally, use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over some area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure. Revise future filings accordingly.

5. Disclose the following in future filings:
* The nature of the ownership or interest in the property.
* Any other underlying agreements or interests in the property.
* Indicate whether the mining claims are State or Federal claims.
* Provide names, claim, or grant number, date of recording and expiration date, so the claims can be distinguished from other claims in the area
* Disclose the conditions the company must meet to keep these claims.
* Disclose the area of the claims, either in hectares or acres. Revise to fully discuss the material terms of the land or mineral rights securing agreements. Refer to paragraph (b) (2) of Industry
Guide 7.

6. This filing refers to mines and other mineral properties that exist in the area of companies` property. This may allow investors to infer that the property may have commercial mineralization, because of its proximity to these mines and properties. In future filings remove information about mines, prospects, or companies operating in or near to your property. Focus your disclosure on the company`s property.

7. To the extent that the web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, include the following language along with the following cautionary note, including the bolding and indenting:
"This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC`s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact George (Ken) Schuler, mining engineer, at
(202)
824-5527 or, in his absence, Roger Baer, mining engineer, at (202) 942-2965, if you have questions regarding engineering comments. Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.


							Sincerely,



							H. Roger Schwall
							Assistant Director
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Mr. Rodrigo Romo
Cream Minerals Ltd.
April 19, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE